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                               May 8, 2024

       Loriann Shelton
       Sr. Vice President, Chief Operating Officer, Chief Financial Officer VOXX International Corporation
       2351 J. Lawson Boulevard
       Orlando, FL 32824

                                                        Re: VOXX International
Corporation
                                                            Form 10-K for
Fiscal Year Ended February 28, 2023
                                                            Response dated
April 25, 2024
                                                            File No. 001-09532

       Dear Loriann Shelton:

              We have reviewed your April 25, 2024 response to our comment letter and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 11,
       2024 letter.



       Form 10-K for Fiscal Year Ended February 28, 2023

       Note 2. Acquisitions
       Onkyo, page 84

   1. We read your response to prior comment 3. As it relates to the call option agreement with the non-controlling
interest holder, please tell us and disclose the terms of the call option agreement and whether
the call option can be exercised when the redemption formula results in a negative
amount.
 Loriann Shelton
VOXX International Corporation
May 8, 2024
Page 2

       Please contact Valeria Franks at 202-551-7705 or Rufus Decker at 202-551-3769 with any questions.



FirstName LastNameLoriann Shelton                        Sincerely,
Comapany NameVOXX International Corporation
                                                         Division of
Corporation Finance
May 8, 2024 Page 2                                       Office of Trade &
Services
FirstName LastName